

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2018

James Hippel
Principal Financial Officer
Bio-Techne Corporation
614 McKinley Place N.E.
Minneapolis, MN 55413

      Re: Bio-Techne Corporation
           Form 10-K for the Fiscal Year Ended June 30, 2017
           Filed September 7, 2017
           File No. 000-17272

Dear Mr. Hippel:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Division of Corporation Finance
                                    Office of Healthcare & Insurance